UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02037000

NO ACT
P.E 2.12.02
0-32631

April 3, 2002

Joe Bennett
Secretary & General Counsel
Minnesota Corn Processors, LLC
901 North Highway 59
Marshall, MN 56258-2744

Act 1934
Section
Rule 14A-8
Public Availability 4/3/2002

Re: Minnesota Corn Processors, LLC
Incoming letter dated February 12, 2002

Dear Mr. Bennett:

This is in response to your letter dated February 12, 2002 concerning the shareholder proposal submitted to MCP by LeRoy Deichman. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

PROCESSED
MAY 2 2 2002
THOMSON
FINANCIAL

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: LeRoy Deichman
433 Heger Drive
Gibson City, IA 60936

CRGH

MINNESOTA CORN PROCESSORS, LLC

901 NORTH HIGHWAY 59 • MARSHALL, MN 56258-2744 • PHONE 507-537-2676

LAW DEPARTMENT

February 12, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Ladies and Gentlemen:

Minnesota Corn Processors, LLC, a Colorado limited liability company (the "Company"), has received on January 16, 2002, a member proposal (the "Proposal") from LeRoy Deichman (the "Proponent") for inclusion in the Company's proxy materials for the 2002 Annual Meeting of members (the "Annual Meeting"). The Company presently intends to exclude the Proposal from its proxy materials pursuant to Rule 14a-8(i)(3), (6) and (7) under the Securities Exchange Act of 1934, as amended. We respectfully request that the staff of the Division confirm that it will not recommend any enforcement action against the Company if the company excludes the proposal from the proxy materials.

We have enclosed six copies of this letter. A copy of the Proposal is attached as Exhibit A. Concurrently with the filing of this letter with the Division, we are forwarding a copy of this letter to Proponent as notice of the Company's intention to exclude the Proposal from its proxy materials.

Company Background

The Company is a processor and marketer of corn and corn by-products. Until July 2000, the Company operated as a Minnesota cooperative. The Company has over 5,000 members, most of whom are farmers. Ownership interests in the Company are comprised of Class A Units held by Class A Members and Class B Units held by Class B Members. All members except one are Class A Members. None of the Company's Units are publicly traded.

Summary of the Proposal

The Proposal recommends that the Company build a new corn processing plant on the most viable (profitable) site still available today subject to specific conditions such as the new plant produces additional profit, increases the value of each current share, and that it produces ethanol products for the viable markets.

Reasons to Exclude the Proposal

I. The proposal may be omitted pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operation.

Pursuant to Rule 14a-8(i)(7), a proposal may be excluded from a company's proxy statement if it "deals with a matter relating to the company's ordinary business operations." In Release No. 34-40018 (May 21, 1998), the staff acknowledged that the general underlying policy of the ordinary operations exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual meeting."

It is our opinion that the decision as to whether or not to build a new plant in furthering the growth and development of the Company is a matter of ordinary business of the Company and therefore not a proper matter for shareholder consideration.

In a letter to Sears Roebuck & Co. (Mar. 6, 1980), the staff took the position that a stockholder proposal requesting the board of directors to adopt a policy that would favor development within central business districts over replacement of downtown stores with stores in suburban malls dealt with a matter of ordinary business and therefore could be omitted from Sears' proxy materials pursuant to Rule 14a-8(c)(7). In that letter, the staff expressed that the decision whether to build new facilities or renovate and upgrade existing facilities is a matter of ordinary business. The staff concluded that it is impracticable for the shareholders to make a judgment on the complex issues involved in determining whether new facilities should be developed in the context of a shareholders meeting. The information necessary to evaluate such a decision simply is not available to the stockholders; nor is a stockholders meeting an appropriate forum for a decision of that nature.

The instant Proposal requiring the Company to build a new plant also relates to the Company's determinations of how to manage its cash flows and how to invest its funds. It intends to have the Company abandon its current investment strategy for purpose of building a new plant. Both courts and the SEC staff have held that investment decisions are "ordinary business operations" within the meaning of Exchange Act Rule 14a-8(i)(7) and its predecessor, Rule 14a-8(c)(7). In Grimes v. Centerior Energy Corp., 909 F.2d 529 (D.C. Cir. 1990), a shareholder proposal sought to prevent the company from making any capital or construction expenditures in excess of dividends paid to the common shareholders without the prior consent of shareholders. The court, in holding the company could exclude the proposal from its proxy statement, stated that "management cannot exercise its specialized talents effectively if corporate investors assert the power to dictate the minutia of daily business decisions." Grimes at 531-32. In addition, various no-action letters issued by the staff also hold investment decisions to be "ordinary business operations." See, General Dynamics Corp. (Mar. 23, 2000) (proposal urged company obtain precious metal without relinquishing its current cash and mineral reserves can be excluded); C.R.I. Insured Mortgage Association, Inc. (Mar. 19, 1991) (company need not include proposal to create policy to invest in insured mortgages); Long Island Lighting Company (Mar. 28, 1985); (company need not include proposal to eliminate expenditures for capital investment in new electric generation facilities); and Allis-Chalmers Corp. (Mar. 3, 1982) (company need not include proposal to require the company to invest in existing facilities rather than acquiring other companies).

Accordingly, it is our opinion that the Proposal involves a matter of ordinary business and therefore may be omitted from the Company's proxy statement pursuant to Rule 14a-8(i)(7).

II. The proposal should be excluded under Rule 14a-8(i)(3) because it is vague, indefinite and misleading, and thus in violation of Rule 14a-9.

The staff consistently has taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is vague, indefinite and, therefore, potentially misleading. General Magic, Inc. (May 1, 2000) (proposal excluded because company shareholders would not know what they were voting to accomplish were this statement to be included in the proxy statement. The proponent failed to explain how the company was to respond to shareholders "properly."); IDACORP, Inc., (Jan. 24, 2000) (the company may exclude a shareholder proposal under Rule 14a-8(i)(3) because the proposal sought to remove members of the board without specifying the reasons, therefore it was vague and indefinite). A proposal is sufficiently vague, indefinite and potentially misleading to justify exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what measures or actions the proposal requires." Bristol-Myers Squibb Co. (Feb. 1, 1999) (the staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) because the proposal's vagueness as it is completely silent as to how the Company might implement to the proffered policy); Philadelphia Electric Co. (July 30, 1992) (proposal excludable because the proposal was so vague that neither shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any certainty the exact actions or measures required by the proposal).

The instant Proposal is vague, indefinite and misleading because from the face of the Proposal, members will not know what they are being asked to consider and upon what they are being asked to vote. The Proposal requests that the Company build a new plant "on the most viable site still available today," but does not state where these sites are and which of them are available. The Proposal requires the new plant be built subject to specific conditions, e.g., produces additional profits, increases the value of the current shares, produce ethanol products for the viable markets and other starch-based products that carry margins, but fails to indicate how these conditions can be met by building the new plant and fails to define the products that the new plant is supposed to produce. As a result, not only will the Company and its members be unable to comprehend what actions or measures the Company would have to take in the event that the Proposal were adopted, but actions ultimately taken by the Company pursuant to the Proposal could differ significantly from actions contemplated by members in voting on the Proposal. For the above reasons, the proposal is incomplete, vague, indefinite and misleading within the scope of Rule 14a-9, and therefore should be excluded from the Company's proxy statement under Rule 14a-8(i)(3).

III. The proposal should be excluded under Rule 14a-8(i)(6) because it is impermissibly vague and indefinite thus the Company lacks authority to implement.

Rule 14a-8(i)(6) provides that a shareholder proposal may be excluded from a company's proxy statement if it is so vague that the company "would lack the power or authority to implement" the proposal because the company would be unable to determine what actions should be taken. See, Int'l Business Machines Corp. (Jan. 14, 1992); Dryer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stock-holders at large to comprehend precisely what the proposal would entail").

The Proposal requests that the Company build a new plant subject to several conditions. As discussed above, it is impossible to determine from the Proposal what the Company's obligations would be. For example, the location of the plant, the product that the plant will produce and how the plant produces additional profits and increases the value of the shares are all unknown to the Company and the members. The Proposal is also completely silent as to how the Company might implement the Proposal. This may, in itself, render the Proposal excludable pursuant to Rule 14a-8(i)(6).

From the face of the Proposal, the members and the Company could have widely divergent views regarding what obligations the Proposal would place on the Company. It is our opinion that the vagueness of the proposal and the resulting inability of either the members or the Board of Directors to act consistently on the Proposal provides firm ground for omission of the Proposal pursuant to Rule 14a-8(i)(6).

Conclusion

For the forgoing reasons, it is respectfully submitted that the Proposal may be excluded from the Company's 2002 proxy statement for its Annual Meeting.

If you have any questions, require further information, or wish to discuss this matter, please call me at (800) 328-4150, ext. 2674.

Very Truly Yours,

Joe Bennett
Secretary & General Counsel

Enclosure

cc: LeRoy Deichman

JAN 1 0 2002

Shareholder Proposal

LeRoy Deichman

I recommend that we build a new corn processing plant subject to specific conditions as follows: (But Not Limited To)

1. That it produce additional profits
2. That it will (upon closing of financing) increase the value of each current share.
3. That it may provide an option to deliver more corn per current share. (equity unit)
4. That will attempt to capitalize on one of our unique capabilities - To deliver a more homogeneous specific feedstock if our studies indicate another profit advantage.
5. That will attempt to utilize bio-based renewable, solid waste, co-generation or other non-conventional fuelstocks if our studies indicate another profit advantage.
6. To be built on the most viable (profitable) site still available today based on our Comprehensive Fullscope multidisciplinary Site Study.
8. Producing ethanol (products for the viable markets identified in our comprehensive market Study Ⓐ and other starch based products that carry margins
   a) favorable to ethanol or modified corn starch on a long term basis, or that
   b) Capture production or marketing synergies.

See Ⓐ page 2

And Co-products that maximize our profits based on our full scope multidisciplinary study that looks at most synergies. Products competing with Non-renewable, Non-Ag, or environmental contaminants deserve priority if the economic analysis is a draw.

9. That could serve as a model for any group of producers who have equity dollars + a desire to build → They Come & Met.

→ At the most desirable time determined by me

If we anticipate difficulties selling New equity at a higher price than current share value, then I would like to recommend a methodology to support (increase) the market price of current shares.

Thanks for this Opportunity!

Respectfully submitted,
LeRoy [signature]
433 Hagen Drive
Gibson City, Il. 60936

(A) Should we consider a retail outlet in the areas where the motoring public is paying over \$5.00 for the ethanol produced from 1 bushel of corn? ie Paxton, Illinois

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 3, 2002

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Minnesota Corn Processors, LLC
Incoming letter dated February 12, 2002

The proposal requests that MCP build a new corn processing plant subject to specified conditions.

There appears to be some basis for your view that MCP may exclude the proposal under 14a-8(i)(7), as relating to ordinary business operations (i.e., decisions relating to the location of its corn processing plants). Accordingly, we will not recommend enforcement action to the Commission if MCP omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this conclusion, we have not found it necessary to address the alternative bases for exclusion upon which MCP relies.

Sincerely,

Keir D. Gumbs
Special Counsel